1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 10, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited

July 10, 2012

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of June 2012.

1) Sales volume (in NT$ thousands)

Period	Items	2012	2011
June	Net sales	42,869,733	35,653,939
Jan.-June	Net sales	230,749,282	210,393,773

2) Funds lent to other parties (in NT$ thousands)

	Limit of lending	June	Bal. as of period end
TSMC		—	—
TSMC Partners*	38,088,238	59,770	8,322,973
TSMC Global

*	Borrowers include TSMC China, TSMC Solar, and TSMC Solid State Lighting, which are all TSMC’s subsidiaries.

3) Endorsements and guarantees (in NT$ thousands): None.

4) Financial derivative transactions (in NT$ thousands)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	—	8,830,347	—
	Mark to Market Profit/Loss	—	(7,768)	—
	Unrealized Profit/Loss	—	(22,693)	—
Expired Contracts	Notional Amount	—	44,398,949	31,298,790
	Realized Profit/Loss	—	(73,211)	(54,407)
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Partners

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	5,954,301	—
	Mark to Market Profit/Loss	—	891	—
	Unrealized Profit/Loss	—	11,671	—
Expired Contracts	Notional Amount	—	62,024,910	—
	Realized Profit/Loss	—	(53,286)	—
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC China

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	299,740	—
	Mark to Market Profit/Loss	—	226	—
	Unrealized Profit/Loss	—	977	—
Expired Contracts	Notional Amount	—	4,665,607	—
	Realized Profit/Loss	—	6,007	—
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Solar

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	368,364	676,922
	Mark to Market Profit/Loss	—	(214)	(1,174)
	Unrealized Profit/Loss	—	(152)	(1,115)
Expired Contracts	Notional Amount	—	1,259,946	3,101,615
	Realized Profit/Loss	—	(257)	(2,350)
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Solid State Lighting

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	261,020	79,200
	Mark to Market Profit/Loss	—	(183)	50
	Unrealized Profit/Loss	—	(189)	110
Expired Contracts	Notional Amount	—	577,649	898,535
	Realized Profit/Loss	—	1,869	(7,442)
Equity price linked product (Y/N)		—	N	N

TSMC June 2012 Sales Report

Hsinchu, Taiwan, R.O.C. – July 10, 2012 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for June 2012: On an unconsolidated basis, net sales were approximately NT$42.87 billion, a decrease of 1.7 percent from May 2012 and an increase of 20.2 percent over June 2011. Revenues for January through June 2012 totaled NT$230.75 billion, an increase of 9.7 percent compared to the same period in 2011.

On a consolidated basis, net sales for June 2012 were approximately NT$43.43 billion, a decrease of 1.6 percent from May 2012 and an increase of 18.4 percent over June 2011. Consolidated revenues for January through June 2012 totaled NT$233.57 billion, an increase of 8.2 percent compared to the same period in 2011.

TSMC Sales Report (Unconsolidated):

							(Unit: NT$ million)
Period	June 2012	May 2012	M-o-M Increase (Decrease) %	June 2011	Y-o-Y Increase (Decrease) %	January through June 2012	January through June 2011	Y-o-Y Increase (Decrease) %
Net Sales	42,870	43,623	(1.7)	35,654	20.2	230,749	210,394	9.7

*	Year 2012 figures have not been audited.

TSMC Sales Report (Consolidated):

							(Unit: NT$ million)
Period	June 2012	May 2012	M-o-M Increase (Decrease) %	June 2011	Y-o-Y Increase (Decrease) %	January through June 2012	January through June 2011	Y-o-Y Increase (Decrease) %
Net Sales	43,427	44,138	(1.6)	36,673	18.4	233,569	215,886	8.2

*	Year 2012 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com